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ANNUAL AU... REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8-66366

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fareri Financial Services Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 22 2006
BRANCH OF REGISTRATIONS AND
03 EXAMINATIONS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MA 10/3

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
NOV 01 2006
THOMSON
FINANCIAL

FARERI FINANCIAL SERVICES, INC.
d/b/a Fareri Financial Services, Inc.
Financial Statements and Schedules
as of December 31, 2005
With
Report of Independent Auditor

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT AUDITOR

To the Stockholders of
Fareri Financial Services, Inc. (d/b/a AmeriFinancial Services, Inc.):

We have audited the accompanying statement of financial condition of Fareri Financial Services, Inc. (d/b/a AmeriFinancial Services, Inc.), as of December 31, 2005 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Notes G, J and K to the financial statements, the Company is subject to a disciplinary action arising from a self-offering of its shares pursuant to a private placement memorandum and litigation brought by a former broker. The outcome of these matters cannot be reasonably estimated at March 9, 2006, but may have a material adverse impact on financial position and results of operations in the accompanying financial statements. These matters raise substantial doubt as to whether the Company will be able to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

In our opinion, except for the effects of the matter discussed in the preceding paragraph, the financial statements referred to above that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, present fairly, in all material respects, the financial position of Fareri Financial Services, Inc. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rubio CPA, PC

RUBIO CPA, PC

March 9, 2006
Atlanta, Georgia

FARERI FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

Cash	$ 54,998
Due from clearing broker dealer	279,086
Clearing deposit	50,749
Due from related party	10,000
Prepaid expenses and other assets	23,081
Furniture and office equipment, net of accumulated depreciation of $9,274	27,595
Securities owned	567,000
Total assets	$ 1,012,509

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 44,773
Accrued commissions	80,944
Income taxes	6,000
Due to clearing broker-dealer	56,787
Total liabilities	188,504
Stockholders' Equity:	
Common stock, $.0001 par value, 50,000,000 shares authorized, 10,000,000 shares issued and outstanding	1,000
Additional paid-in capital and proceeds from unissued shares	805,369
Retained earnings	17,636
Total stockholders' equity	824,005
Total liabilities and stockholders' equity	$ 1,012,509

The accompanying notes are an integral part of these financial statements.

FARERI FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES:	
Commissions	$ 3,306,388
Interest and dividend income	2,850
Unrealized appreciation of securities owned	567,000
Total revenues	3,876,238
EXPENSES:	
Compensation to majority stockholder	1,060,110
Brokers' commissions	1,408,578
Employee compensation and benefits	137,640
Clearing fees	199,250
Communications and data processing	28,927
Occupancy	76,629
Other operating expenses	365,940
Total operating expenses	3,277,074
INCOME BEFORE INCOME TAXES	599,164
INCOME TAXES	(6,000)
NET INCOME	$ 593,164

The accompanying notes are an integral part of these financial statements.

FARERI FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 593,164
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized appreciation of securities owned	(567,000)
Charge-off of employee advances	7,093
Depreciation	6,927
Increase in due from clearing broker-dealers	(275,467)
Increase in clearing deposits	(626)
Increase in prepaid expenses and other assets	(15,276)
Increase in accounts payable	14,077
Increase in income taxes payable	6,000
Increase in accrued commissions	57,454
Increase in due to clearing broker-dealer	55,343
Net cash used in operating activities	(118,311)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of property and equipment	(11,186)
Net cash used by investing activities	(11,186)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from sales of common stock	185,275
Net cash provided by financing activities	185,275
NET INCREASE IN CASH	55,778
CASH, at beginning of period	(780)
CASH overdraft, at end of period	$ 54,998

The accompanying notes are an integral part of these financial statements.

FARERI FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Sales of common stock and proceeds from unissued shares	$ 1,000	$ 620,094	$ -	$ 621,094
Net loss		-	(575,528)	(575,528)
Balance, December 31, 2004	$ 1,000	$ 620,094	$ (575,528)	$ 45,566
Capital contributions		185,275		185,275
Net income			593,164	593,164
Balance, December 31, 2005	$ 1,000	$ 805,369	$ 17,636	$ 824,005

The accompanying notes are an integral part of these financial statements.

FARERI FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
December 31, 2005

NOTE A - CORPORATE ORGANIZATION AND BUSINESS

The Company was organized under the laws of the state of Florida in December 2003. The Company became a registered broker-dealer in July 2004.

The Company is subject to the regulations of the National Association of Securities Dealers, Inc., the Securities and Exchange Commission, and the securities divisions of the various states where the Company is licensed to do business.

The Company's principle business activities are retail brokerage services. Most of the Company's customers are located in the Southeastern United States.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates: The preparation of financial statements requires the use of certain estimates by management in determining the entity's assets, liabilities, revenues and expenses. Actual results may differ from the estimated amounts.

Income Taxes: The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements. Deferred tax expense or benefit is recognized in the financial statements for the changes in deferred liabilities or assets between years. Income taxes are calculated using the liability method specified by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

Securities Owned: Investments in marketable securities are valued at market value. The resulting difference between cost and market (or fair value) is included in income.

Furniture and Office Equipment: Furniture and office equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Securities Transactions: Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a settlement date basis which approximates trade date basis.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $194,561 which was $189,561 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .97 to 1.0.

NOTE D - RELATED PARTY TRANSACTIONS

The Company paid rent for office facilities during 2005 which amounted to approximately $64,000. The lease is an obligation of a company controlled by the Company's majority stockholder, but the premises are occupied by the Company.

In addition, the Company paid personal expenses of its majority stockholder and made payments to and on behalf of the related company during 2005 for unspecified reasons, which are included in compensation of majority stockholder in the accompanying statement of operations.

Securities owned consists of common stock of a public company controlled by the Company's majority stockholder.

NOTE E - OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE F - INCOME TAXES

The provision for income taxes is summarized as follows:

	2005
Current income tax expense	$ 206,000
Deferred income taxes (benefit)	(200,000)
Income tax expense	$ 6,000

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial and income tax purposes. The deferred tax benefit for 2005 arose primarily from realization of approximately $570,000 of net operating loss carryforward from 2004.

The Company recorded a valuation allowance for the deferred tax asset at December 31, 2004, equal to the deferred tax asset.

NOTE G - ADDITIONAL PAID-IN CAPITAL, PROCEEDS FOR UNISSUED SHARES AND ENFORCEMENT ACTION

During 2005, the Company received $185,275 of proceeds from sales of 74,110 shares of the Company's common stock sold pursuant to private placements at $2,50 per share. Similarly, during June and July 2004, the Company received $472,700 of proceeds from sales of 189,080 shares of the Company's common stock sold pursuant to private placements at $2.50 per share.

NOTE G - ADDITIONAL PAID-IN CAPITAL, PROCEEDS FOR UNISSUED SHARES AND ENFORCEMENT ACTION (CONTINUED)

The shares sold have not been issued at March 9, 2006.

The Company and its majority stockholder are subject to a National Association of Securities Dealers Department of Enforcement action alleging that the aforementioned offerings were sold pursuant to material misrepresentations and omissions and that investor funds were misused. Specifically, offering documents omitted to disclose that proceeds from the offering would be used to pay compensation, distributions and personal expenses of the Company's majority stockholder. A portion of the distributions were used to purchase stock in a public shell corporation held in the names of three individuals including the majority stockholder.

NOTE H - SECURITIES OWNED

Securities owned consist of common shares in Tactical Solution Partners, Inc., formerly known as American Financial Holdings, Inc., a company whose shares are publicly traded (Pink Sheets). Tactical Solution Partners, Inc. is controlled by the Company's majority stockholder. The shares were obtained in exchange for underwriting services for a related company. The fair market value of these securities was approximately $400,000 at March 9, 2006.

NOTE I - LEASES

The Company leases office premises and automobiles under operating leases.

The Company pays rent for office premises that it occupies in Boca Raton, Florida that under a lease that is the obligation of a related party (see Note D). The Company's commitment under operating lease is approximately as follows:

2006	$ 113,000
2007	68,000
2008	9,000
2009	1,000
	$ 191,000

NOTE J - GOING CONCERN

At December 31, 2005, the Company is subject to a National Association of Securities Dealers Department of Enforcement disciplinary action in connection with the offer and sale of its common stock alleging misuse of investor funds raised in the self-offering discussed in Note G to the financial statements. In addition, the Company is subject to a claim for damages in excess of $200,000 from a former broker of a predecessor entity to the Company (See Note K).

NOTE J - GOING CONCERN (CONTINUED)

The eventual financial impact of the aforementioned disciplinary action and litigation cannot be reasonably estimated at March 9, 2006. The outcome of these matters could have a substantial negative impact on financial position and results of operations in the accompanying financial statements. These matters raise substantial doubt about the Company's ability to continue as a going concern as of December 31, 2005.

NOTE K - LITIGATION

The Company is subject to claims and litigation in the ordinary course of business.

At December 31, 2005, there is a claim for damages from a former broker/employee of a predecessor entity for commissions and damages in excess of $200,000. The claim alleges that the Company is responsible for any damages that may be awarded to the plaintiff, as the Company is the successor to the predecessor entity. The outcome of this matter cannot be reasonably estimated at March 9, 2006. Management believes that the cost of settling this claim, if any, will not have a significant adverse effect on the accompany financial statements.

SUPPLEMENTAL INFORMATION

FARERI FINANCIAL SERVICES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

December 31, 2005

COMPUTATION OF NET CAPITAL:	
Total stockholder's equity	$ 824,005
Less nonallowable assets:	
Prepaid expenses and other assets	(23,081)
Securities owned	(567,000)
Due from related party	(10,000)
Property and equipment	(27,595)
Receivables	(1,768)
Net capital before haircuts	194,561
Less haircuts	-
Net capital	$ 194,561
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
Aggregate indebtedness	$ 188,504
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 5,000
EXCESS NET CAPITAL	$ 189,561
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.97 to 1.0

FARERI FINANCIAL SERVICES, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2005

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) of the rule and does not hold customers' funds or securities.

SCHEDULE III

RECONCILIATION PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(d)4
DECEMBER 31, 2005

Net capital as reported in December 31, 2005 Focus Report	$ 210,297
Audit adjustments:	
To recognize additional accounts payable	(9,736)
To recognize income taxes payable	(6,000)
Net capital per Schedule I	$ 194,561

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Stockholders of
Fareri Financial Services, Inc. (d/b/a AmeriFinancial Services, Inc.):

In planning and performing our audit of the financial statements of Fareri Financial Services, Inc. for the year ended December 31, 2005, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Fareri Financial Services, Inc. that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above.

However, we noted that due to the size of the Company, duties surrounding cash receipts and disbursements have not been segregated to achieve adequate internal control over these functions. These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the year ended December 31, 2005 and this report does not effect our report thereon dated March 9, 2006.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

March 9, 2006
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC